EXHIBIT A-2

Members of the Management Board of GCP, LLC

The name and citizenship of each of the members of the Management Board of GCP, LLC are set forth below. Each member’s present principal occupation or employment is Managing Director of Greenhill & Co., LLC, a Delaware limited liability company that is involved in advisory services and principal investing. Each member’s business address is 300 Park Avenue, 23rd Floor, New York, New York 10022.

Name	Citizenship

Robert H. Niehaus	United States

Robert F. Greenhill	United States

Scott L. Bok	United States

V. Frank Pottow	Canada